1934 Act Registration No. 1-13522

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2004

China Yuchai International Limited

(Translation of registrant's name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

* * * *

Information furnished on this form :

1. **[China Yuchai International Limited Annual Report 2003.]**

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated August 26, 1996, of China Yuchai International Limited (the "Company") included in the company's Registration Statement (Registration No. 33-5478) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that the forward-looking statements contained in the press release, included herein as Exhibit 1.1, involve risks and uncertainties, and are subject to material change based on various important factors including, among others, political, economic and social conditions in China such as government policies with respect to economic growth, inflation and the availability of credit, the effects of competition in the diesel engine market, the effects of inflation, and the ability of Guangxi Yuchai Machinery Company Limited, a subsidiary of the Company, to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future. These and other factors, and their effects on the Company's results of operations and financial condition, are more fully described in the Company's Form 20-F filings with the SEC under the Securities Exchange Act of 1934, as amended.

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Yuchai International Limited

Date: April 23, 2004

By: ______________________________

Philip Ting Sii Tien
Director and Group CFO

China Yuchai International Limited



Annual Report 2003

Contents

Yuchai's Spirit

Providing Wholehearted Service

Commitment to Growth

Seeking Practical Solutions

Corporate Advancement

"Yuchai achieved strong operating performance by selling 172,200 units of diesel engines in 2003, was 32% higher than 2002"

Corporate Background



China Yuchai International Limited (NYSE-CYD) ("CYI" or the "Company") is a Bermuda holding company, which owns 76.4% of the issued and paid-up share capital of Guangxi Yuchai Machinery Company Limited ("Yuchai") through its subsidiaries. The Company is controlled by Hong Leong Asia Ltd. ("HLA") which indirectly holds 22.2% of the outstanding ordinary shares as well as one special share of the Company. The special share entitles HLA to, inter alia, elect a majority of the directors of the Company.

The principal operating subsidiary of CYI is Yuchai.

CYI's common stock is traded on the New York Stock Exchange under the symbol "CYD".

Guangxi Yuchai Machinery Company Limited

Yuchai manufactures, assembles and sells diesel engines for light-duty, medium-duty and heavy-duty trucks and buses in China.

With sales of approximately 172,200 units in 2003, Yuchai remains one of the major diesel engine manufacturers in China.

The main manufacturing facility of Yuchai is located in Yulin City in the Guangxi Zhuang Autonomous Region. The factory in Yulin has a production capacity of approximately 240,000 units for light-duty, medium-duty and heavy-duty diesel engines.

Yuchai has a good reputation among vehicle manufacturers and customers for performance, reliability and customer service. It is one of the major suppliers of diesel engines to the Dongfeng Auto Group of Companies in China for their medium-duty commercial vehicles. It also supplies diesel engines to major bus manufacturers and independent truck-assemblers.



Yuchai has received several awards for quality, including awards from the Guangxi Zhuang Autonomous Government in 1994 and 1995 for its 6105 diesel engines.

Yuchai provides a comprehensive range of after-sales services to its customers and recognizes that reliable after-sales service is an important part of maintaining its market competitiveness. It has a nationwide network of over 450 authorized customer service centers providing repair and maintenance services, spare parts, retrofitting services and training to customers and 28 sales offices.

Light-Duty Engines

Yuchai's light-duty diesel engines are called the "4-cylinder series" which are used mainly for light vans, mini-buses and small trucks. In 2003, Yuchai sold approximately 40,300 light-duty diesel engines with a growth of 108% over the preceding year. The gross margins for this segment are generally lower than the medium-duty and heavy-duty diesel engines due to the competitive environment.

Corporate Background

Medium-Duty Engines

Yuchai's principal products are its medium-duty 6105 and 6108 diesel engines, used primarily in medium-duty vehicles weighing between five to seven tons. It sold about 86,000 units of 6105 and 6108 diesel engines in 2003, which was an increase of approximately 2% over 2002. There is a general trend for customers to buy bigger trucks which require heavy-duty engines with greater engine capacity due to increased long distance travel.

Heavy-Duty Engines

In 2003, Yuchai sold about 20,400 units of the 6112 diesel engines which was 34% higher than the 15,200 units achieved in 2002. It will continue to commit substantial resources in research and technology to improve engine efficiency. There is a higher level of acceptance by customers for the heavy-duty engines. There is also strong market demand for bigger heavy-duty diesel engines in China due to better roads and highways being built. Accordingly, Yuchai will increase marketing efforts to achieve more sales in its 6112 heavy-duty engines. First sales of 6113 (6-cylinder series, 300 – 350 Hp) occurred in November 2003. Growth of this new engine is expected to be strong over the next few years and it should be a significant contributor to profit growth for Yuchai.

Economic Outlook

China's GDP growth of approximately 8% in 2003 is expected to continue into 2004. The official target of 7% to 8% growth rate in the next few years is expected to be achievable due to higher amount of foreign driven investments ("FDI") and increased level of personal wealth and consumer spending.

According to Government industry statistics, there was an increase in the sales of trucks and buses in China of approximately 16% in 2003 as compared to 2002 (source data: China Association of Automobile Manufacturers). Yuchai was able to achieve an increase of 32% in total unit sales due to its successful marketing programs for its engines, with much of the increase coming from 6112 heavy-duty engines, 4-cylinder series light-duty and industrial engines.

The Company expects that the market demand for diesel engines in China to increase with the continued expansion of the highways and toll roads in China leading to increasing demand for new trucks and buses.



President's Statement



Wrixon Frank Gasteen
President

I am pleased to report that China Yuchai International Limited ("CYI") continued to perform strongly during 2003 despite the effect of the Severe Acute Respiratory Syndrome ("SARS") in the first half of the year. Guangxi Yuchai Machinery Company Limited ("Yuchai"), the principal operating subsidiary of CYI achieved net sales of Rmb4,569.9 million (US$552.1 million) for the year ended December 31, 2003. This was an increase of approximately 30% against the previous year's net sales of Rmb3,513.0 million (US$424.5 million). Total unit sales of 172,219 diesel engines for the year ended December 31, 2003 was 32% higher as compared to 2002.

Net income of Rmb438.2 million (US$52.9 million) in 2003 increased 6% as compared to the net income of Rmb412.4 million (US$49.8 million) for 2002.

In April 2003, an additional 4-cylinder series light-duty engine production line was commissioned thereby increasing capacity by 40,000 units per annum for this product series.

Using this additional capacity, sales of 4-cylinder series light-duty engines achieved growth of 108% while sales of industrial engines including those for construction equipment reached 25,080 units for 2003.

Sales of high margin, medium-duty diesel engines were almost identical to the previous year whereas sales of high margin, heavy-duty diesel engines were constrained by limited production capacity in 2003.

The gross profit margins achieved for both the 4-cylinder series light-duty and the industrial engines were lower than margins historically achieved for both medium and heavy-duty engines. Thus, the overall gross profit margins of 30% is slightly lower when compared to the previous year of 33%.

Selling, general and administrative expenses increased by approximately 32% in 2003 due mainly to higher staff costs, transport charges arising from higher unit sales, advertising costs, legal and professional fees relating to the legal and arbitration proceedings in respect of dividend disputes and research and development expenditures. As a result, operating income increased to Rmb721.4 million (US$87.1 million) for 2003 as compared to Rmb640.3 million (US$77.4 million) for 2002.

Interest cost declined slightly to Rmb23.6 million (US$2.9 million) for the year ended December 31, 2003 as compared to Rmb25.1 million (US$3.0 million) for 2002 due to the repayment of bank loans during the year. Yuchai remains in a strong financial position.

Basic and diluted net income per share for the year ended December 31, 2003 was Rmb12.40 (US$1.50) compared to a basic and diluted net income per share of Rmb11.67 (US$1.41) for 2002.

Dividend Payments From Yuchai

A dispute over the delay in payment of dividends declared by Yuchai in August 2002 to CYI was resolved on 19 July 2003. CYI had previously never experienced any delay in dividend payment from Yuchai. CYI received the delayed dividend payment of US$29.7 million on 4

August 2003. Due to the continued strong performance of Yuchai, CYI received a further special dividend of US$37.1 million on 29 September 2003.

Yuchai's Engine Unit Sales Growth Outperforms the Market

The growth pattern in China for diesel engine usage, established over the last few years, was reinforced in 2003. Government statistics showed that during 2003, there was an increase in the sales of trucks and buses in China of approximately 16% compared to 2002 (source data: China Association of Automobile Manufacturers).

CYI believes Yuchai grew its market share and outperformed its competitors by growing its overall unit sales by 32% compared with 2002. This was done by successfully adjusting its strategy to meet market demand and grow market share in 3 areas:

(A) Sales of light-duty (4-cylinder series) engines for mini buses and small trucks grew 108%.

(B) Sales of medium-duty (6-cylinder series, 140 – 200 Hp) engines increased 2% for 5 to 7 tonne trucks and buses. The China market for medium-duty engines continued to decline in 2003. With the improvement in the highway system, transportation companies now find that these traditional-sized vehicles are less economical than the newer larger units.

(C) Sales of heavy-duty (6-cylinder series, 250 – 400 Hp) engines grew 34% despite being constrained by limited production capacity in 2003.

First sales of 6113 (6-cylinder series, 300 – 350 Hp) occurred in November 2003. Growth of this new engine is expected to be strong over the next few years and it should become a significant contributor to profit growth for Yuchai.

Capital Expenditure to Increase Heavy-Duty Engines Capacity

Early in 2003, Yuchai embarked upon a major capital expenditure program to increase the production capacity of heavy-duty engines by 20,000 units per year and to construct a new foundry. This expansion is expected to be completed on schedule towards the end of first quarter 2004.

This expansion is intended to provide a significant opportunity to boost Yuchai's performance in the years ahead. The expansion is expected to enable Yuchai to enter the high growth, higher margin market for engines over 300 Hp, while eventually reducing its cost base by replacing imported engines blocks and cylinder heads with production from the new foundry.

Conclusion

Despite operating in a challenging environment after SARS, Yuchai was able to achieve its financial objectives. The outlook for Yuchai remains positive. With the major capital expenditure program implemented in 2003, Yuchai is expected to make progressively increasing deliveries of the new 6113 heavy-duty engines in the beginning of March this year. This is a significant milestone, which is in accordance with our business plan. We strongly believe these new heavy-duty engines will contribute significantly to Yuchai's future financial performance.

Wrixon F. Gasteen
President
11 March 2004

China-Wide Presence



Guangxi Yuchai Machinery Company Limited

Regional Sales and Branch Offices

Customer Service Stations - Independently Owned

Management

Directors and Executive Officers of the Company

The directors and executive officers of the Company at the date of this report are identified below:

Name	Nationality	Position	Date First Elected or Appointed Director or Officer
Wrixon Frank Gasteen [1] [2]	Australia	President and Director	2002
Gao Jia Lin [1]	Singapore	Vice President and Director	1995
Kwek Leng Peck [3]	Singapore	Director	1994
Wong Hong Ren [1][3]	Singapore	Director	1994
Gan Khai Choon [2]	Malaysia	Director	1995
Philip Ting Sii Tien [2]	Malaysia	Director and Chief Financial Officer [4]	2004
Sheila Murugasu	Singapore	Chief Legal Officer	2003
Ira Stuart Outerbridge III	Bermuda	Secretary	2001

(1) *Also a director of Yuchai*
(2) *Member of the Audit Committee*
(3) *Member of the Compensation Committee*
(4) *Mr Ting was appointed as Chief Financial Officer since 1994*

Financial Report

Independent Auditors' Report

To the Board of Directors and Stockholders
China Yuchai International Limited (the "Company")

We have audited the accompanying consolidated balance sheets of the Company and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 3(i) to the consolidated financial statements.

KPMG
Certified Public Accountants
Hong Kong
March 24, 2004

Consolidated Statements of Income

FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	Years ended December 31, 2001 Rmb	2002 Rmb	2003 Rmb	2003 US$
Net sales	3(k), 29	1,783,329	3,513,047	4,569,950	552,146
Cost of goods sold	4	1,183,403	2,371,080	3,192,794	385,756
Gross profit		599,926	1,141,967	1,377,156	166,390
Research and development cost	3(m)	44,721	75,532	94,594	11,429
Selling, general and administrative expense	3(m), 4, 12, 22, 24(b)	243,231	426,128	561,151	67,800
Amortization of goodwill	3(n), 16	16,859	-	-	-
Operating income		295,115	640,307	721,411	87,161
Interest cost	3(u), 5	29,784	25,144	23,624	2,854
Other (income)/expense, net	6	(3,858)	(10,287)	881	106
Income before income taxes and minority interests		269,189	625,450	696,906	84,201
Income tax (credit)/ expense	7	(63,584)	83,242	112,924	13,644
Income before minority interests		332,773	542,208	583,982	70,557
Minority interests in income of consolidated subsidiaries		82,386	129,775	145,800	17,615
Net income		250,387	412,433	438,182	52,942
Net income attributable to common shares					
Basic and diluted	3(l)	7.09	11.67	12.40	1.50
Weighted average number of shares	3(l)	35,340,000	35,340,000	35,340,000	35,340,000

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

AS OF DECEMBER 31, 2002 AND 2003

(Rmb and US$ amounts expressed in thousands, except per share data)

		December 31,		
	Note	*2002* **Rmb**	*2003* **Rmb**	*2003* **US$**
ASSETS				
Current assets				
Cash and cash equivalents		643,200	631,938	76,352
Trade accounts receivable, net	8	1,003,135	849,611	102,651
Amounts due from related companies	9, 24(d)	16,367	55,011	6,646
Inventories, net	10	843,229	877,334	106,000
Prepaid expenses		102,248	37,496	4,531
Other receivables, net	11	18,718	8,833	1,067
Total current assets		2,626,897	2,460,223	297,247
Property, plant and equipment, net	12	772,968	735,641	88,881
Construction in progress	13	121,867	397,644	48,044
Lease prepayments, net	14	85,576	78,216	9,450
Investments	15	5,705	5,705	689
Amount due from a related company	9, 24(d)	9,990	-	-
Goodwill	16	212,636	212,636	25,691
Deferred income taxes	7	149,820	143,567	17,346
Total assets		3,985,459	4,033,632	487,348
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Short-term bank loans	17(a)	135,000	240,000	28,997
Current installments of long-term bank loans	17(b)	130,000	50,000	6,041
Amount due to the holding company	24(f)	2,100	6,208	750
Amounts due to related companies	9, 24(d)	25,409	25,617	3,095
Trade accounts payable		628,901	731,966	88,437
Income taxes payable		58,410	47,229	5,706
Accrued expense and other liabilities	18	306,245	396,399	47,894
Total current liabilities		1,286,065	1,497,419	180,920
Long-term bank loans, excluding current installments	17(b)	50,000	-	-
Total liabilities carried forward		1,336,065	1,497,419	180,920

Consolidated Balance Sheets

AS OF DECEMBER 31, 2002 AND 2003 (continued)
(Rmb and US$ amounts expressed in thousands, except per share data)

	Note	December 31,		
		2002 Rmb	**2003 Rmb**	**2003 US$**
Total liabilities brought forward		1,336,065	1,497,419	180,920
Minority interests		487,491	544,526	65,790
Stockholders' equity				
Common stock		30,349	30,349	3,667
Ordinary shares US$0.10 par value: authorized 100,000,000 shares; issued and outstanding 35,340,000 shares at December 31, 2002 and 2003				
Special share US$0.10 par value: authorized 1 share; issued and outstanding 1 share at December 31, 2002 and 2003		-	-	-
Contributed surplus		1,486,934	1,486,934	179,653
Statutory reserves	20	170,806	229,920	27,779
Retained earnings		473,814	244,484	29,539
Total stockholders' equity		2,161,903	1,991,687	240,638
Commitments and contingencies	21, 22			
Total liabilities and stockholders' equity		3,985,459	4,033,632	487,348

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Rmb and US$ amounts expressed in thousands,except per share data)

	Note	*Common stock*	*Contributed surplus*	*Statutory reserves*	*(Accumulated deficits)/ retained earnings*	*Total stockholders' equity*
		Rmb	**Rmb**	**Rmb**	**Rmb**	**Rmb**
Balance at January 1, 2001		30,349	1,486,934	117,786	(74,561)	1,560,508
Net income		-	-	-	250,387	250,387
Transfer to statutory reserves	20	-	-	898	(898)	-
Dividend declared (US$0.02 per share)		-	-	-	(5,850)	(5,850)
Balance at December 31, 2001		30,349	1,486,934	118,684	169,078	1,805,045
Net income		-	-	-	412,433	412,433
Transfer to statutory reserves	20	-	-	52,122	(52,122)	-
Dividend declared (US$0.19 per share)		-	-	-	(55,575)	(55,575)
Balance at December 31, 2002		30,349	1,486,934	170,806	473,814	2,161,903
Net income		-	-	-	438,182	438,182
Transfer to statutory reserves	20	-	-	59,114	(59,114)	-
Dividend declared (US$2.08 per share)		-	-	-	(608,398)	(608,398)
Balance at December 31, 2003		30,349	1,486,934	229,920	244,484	1,991,687

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,			
	2001 Rmb	**2002 Rmb**	**2003 Rmb**	**2003 US$**
Cash provided by operating activities				
Net income	250,387	412,433	438,182	52,942
Adjustments to reconcile net income to net cash provided by operating activities:				
- Depreciation and amortization of property, plant and equipment, and lease prepayments	113,680	118,872	125,519	15,165
- Impairment of property, plant and equipment	-	23,120	12,405	1,499
- Loss on disposal of property, plant and equipment	249	7,276	3,359	406
- Deferred income taxes	(94,404)	(31,221)	6,253	755
- Amortization of goodwill	16,859	-	-	-
- Minority interests	82,386	129,775	145,800	17,615
Decrease/(increase) in assets				
- Inventories, net	(175,774)	(298,560)	(34,105)	(4,120)
- Amounts due from/(to) related companies	40,965	20,926	(36,446)	(4,404)
- Trade accounts receivable, net	(245,225)	(229,346)	153,524	18,549
- Prepaid expenses	(106,485)	79,577	64,752	7,824
- Other receivables	2,826	8,631	9,885	1,194
Increase/(decrease) in liabilities				
- Trade accounts payable	136,785	279,588	103,065	12,452
- Income taxes payable	5,743	53,260	(11,181)	(1,351)
- Accrued expense and other liabilities	30,474	92,843	90,154	10,893
- Amount due to holding company	807	(7,674)	4,108	497
Net cash provided by operating activities	59,273	659,500	1,075,274	129,916
Cash flow from investing activities				
Purchase of property, plant and equipment, lease prepayments and construction in progress	(43,043)	(174,850)	(372,775)	(45,039)
Proceeds from disposal of property, plant and equipment	298	686	402	49
Proceeds from redemption of government bonds	63	-	-	-
Net cash used in investing activities	(42,682)	(174,164)	(372,373)	(44,990)
Cash flow from financing activities				
Proceeds from short-term bank loans	215,000	135,000	230,000	27,789
Proceeds from short-term borrowing from a related party	-	-	8,000	967
Proceeds from long-term bank loans	80,000	-	-	-
Repayment of short-term bank loans	(225,000)	(225,000)	(125,000)	(15,103)
Repayment of long-term bank loans	(70,000)	(40,000)	(130,000)	(15,707)
Capital contribution from minority shareholders	164	-	-	-
Dividend paid by subsidiaries to minority shareholders	(22,316)	(62,829)	(88,765)	(10,725)
Dividend paid to shareholders	(2,925)	(58,500)	(608,398)	(73,507)
Net cash used in financing activities	(25,077)	(251,329)	(714,163)	(86,286)

Consolidated Statements of Cash Flows

FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (continued)
(Rmb and US$ amounts expressed in thousands)

	Years ended December 31,			
	2001 **Rmb**	***2002*** **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Net (decrease)/increase in cash and cash equivalents	(8,486)	234,007	(11,262)	(1,360)
Cash and cash equivalents at beginning of year	417,679	409,193	643,200	77,712
Cash and cash equivalents at end of year	409,193	643,200	631,938	76,352
Supplemental disclosures of cash flow information				
Cash paid during the year for:				
- Interest, net of amount capitalized	29,784	25,144	23,624	2,854
- Income taxes	25,077	61,203	117,852	14,239

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Rmb and US$ amounts expressed in thousands, except per share data)

1 Background and principal activities

China Yuchai International Limited (the "Company") was incorporated under the laws of Bermuda on April 29, 1993. The Company was established to acquire a controlling interest in Guangxi Yuchai Machinery Company Limited ("Yuchai"), a Sino-foreign joint stock company which manufactures, assembles and sells diesel engines in the People's Republic of China (the "PRC"). The principal markets for Yuchai's diesel engines are medium-duty truck manufacturers in the PRC.

The Company owns, through six wholly-owned subsidiaries, 361,420,150 shares or 76.41% of the issued share capital of Yuchai which it acquired through a series of share transfer, purchase and subscription transactions entered into between 1993 and 1994. In connection with these transactions, the Company recorded goodwill of Rmb 337,164. Guangxi Yuchai Machinery Holdings Company Limited ("State Holding Company"), a state-owned enterprise, owns 22.09% of the issued share capital of Yuchai.

In December 1994, the Company issued a special share (the "Special Share") at par value of US$0.10 to Diesel Machinery (BVI) Limited ("DML"), an ex-holding company of the Company, controlled by Hong Leong Corporation Limited, now known as Hong Leong (China) Limited ("HLC"). The Special Share entitles its holder to designate the majority of the Company's Board of Directors (six out of eleven). The Special Share is not transferable except to Hong Leong Asia Ltd. ("HLA"), the holding company of HLC, or any of its affiliates. Since virtually all decisions can be made by a majority of the Board of Directors of the Company, HLA is deemed to have control of the Company and Yuchai. HLA is the only party that can initiate any action to lose control of the Company.

During 2002, following the decision of DML shareholders to dissolve DML, DML redeemed all the redeemable stocks issued by it to its shareholders and as consideration for the redemption, DML transferred all its shares of the Company to its shareholders, which included HLC and its wholly-owned subsidiaries, Flite Technology Industries Pte Ltd and HL Technology Systems Pte Ltd ("HLT"). HLT is currently one of the Company's substantial shareholders. Following the above redemption exercise, DML was eventually wound up in early 2003. The Special Share was transferred from DML to HLT, an affiliate of HLA. The Company considers its holding company as of December 31, 2002 and 2003 to be HLA.

State Holding Company had the right to subscribe for approximately 31 million shares of Yuchai at a subscription price of Rmb 6.29 per share. Such subscription right had an original termination date of December 1998 and was extended to March 31, 2002. Such subscription right was not exercised by State Holding Company by March 31, 2002, and has lapsed.

Yuchai established two companies, Yuchai Machinery Monopoly Company Limited ("YMMC") and Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited ("GYSPM"). These companies are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. Yuchai holds an equity interest of 71.83% and 97.14% respectively in these companies while State Holding Company holds the remaining equity interest therein. As at December 31, 2003, YMMC had direct interests in twenty-two (2002: nineteen) subsidiaries, which are involved in the trading and distribution of spare parts of diesel engines, all of which are established in the PRC.

(Rmb and US$ amounts expressed in thousands, except per share data)

1 Background and principal activities (continued)

The particulars of the Company's subsidiaries are set out below:

Name of company	*Registered capital* Rmb	*Attributable equity interests* *Direct*	*Indirect*	*Principal Activities*
Guangxi Yuchai Machinery Company Limited	472,989	76.41%	-	Manufacturing, assembling and selling diesel engines in the PRC
Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited	90,170	-	74.22%	Manufacturing and selling spare parts of diesel engines in the PRC
Yuchai Machinery Monopoly Company Limited	30,000	-	54.89%	Trading of spare parts of diesel engines in the PRC
Hangzhou Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Nanchang Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Xiamen Yuchai Machinery Monopoly Company Limited	520	-	54.89%	Trading of spare parts of diesel engines in the PRC
Wulumuqi Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Guiyang Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC

(Rmb and US$ amounts expressed in thousands, except per share data)

1 Background and principal activities (continued)

Name of company	*Registered capital* Rmb	*Attributable equity interests* *Direct*	*Indirect*	*Principal Activities*
Guangzhou Yuchai Machinery Monopoly Company Limited	550	-	* 27.99%	Trading of spare parts of diesel engines in the PRC
Chengdu Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Nanjing Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Xian Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Hefei Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Shijiazhuang Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Changsha Yuchai Machinery Monopoly Company Limited	550	-	54.89%	Trading of spare parts of diesel engines in the PRC
Jinan Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Chongqing Yuchai Machinery Monopoly Company Limited	550	-	* 43.91%	Trading of spare parts of diesel engines in the PRC

* *It is a subsidiary that is controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.*

Notes to Consolidated Financial Statements (continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

1 Background and principal activities (continued)

Name of company	*Registered capital*	*Attributable equity interests*		*Principal Activities*
		Direct	*Indirect*	
	Rmb			
Wuhan Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Zhengzhou Yuchai Machinery Monopoly Company Limited	520	-	54.89%	Trading of spare parts of diesel engines in the PRC
Kunming Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Shenyang Yuchai Machinery Monopoly Company Limited	530	-	54.89%	Trading of spare parts of diesel engines in the PRC
Lanzhou Yuchai Machinery Monopoly Company Limited	530	-	54.89%	Trading of spare parts of diesel engines in the PRC
Beijing Jingduo Yuchai Trade Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Baotou Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC
Taiyuan Yuchai Machinery Monopoly Company Limited	500	-	54.89%	Trading of spare parts of diesel engines in the PRC

Notes to Consolidated Financial Statements (continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

2 Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory financial statements of Yuchai, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to joint stock companies as promulgated by the Ministry of Finance of the PRC ("PRC GAAP").

The significant adjustments made to conform to U.S. GAAP include the following:

(i) Recognition of capitalized interest under U.S. GAAP methodology;
(ii) No reversal of impairment losses on plant and equipment and construction in progress under U.S. GAAP methodology;
(iii) Difference between PRC GAAP and U.S. GAAP depreciation due to difference in the timing of depreciation commencement;
(iv) Recognition of fair value adjustment for receivables; and
(v) Deferred tax effect on the items (i), (ii), (iii) and (iv) above.

3 Summary of significant accounting policies and practices

(a) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (See Note 1). All significant intercompany balances and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents

Cash includes cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, the Company considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Company's cash is restricted as to withdrawal. See Note 25 for discussion of restrictions on the Rmb.

(c) Trade accounts receivable

Trade accounts receivable are recorded at the invoiced value of goods sold after deduction of trade discounts, value added taxes and allowances, if any. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure, except for outstanding bills discounted with banks, that are subject to recourse for non-payment (see Note 22(g)).

(d) Inventories, net

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct labor and an attributable portion of production overheads.

(Rmb and US$ amounts expressed in thousands, except per share data)

3 Summary of significant accounting policies and practices (continued)

(e) *Property, plant and equipment*

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives as follows:

Buildings	30 to 40 years
Machinery and equipment	5 to 15 years

(f) *Construction in progress*

Construction in progress represents factories and office buildings under construction and plant and machinery pending installation. All direct costs relating to the acquisition or construction of buildings and plant and machinery, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Construction of plant is considered to be complete on the date when the plant is ready for its intended use notwithstanding whether the plant is capable of producing saleable output in commercial quantities.

(g) *Lease prepayments*

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of the rights which are 15 to 50 years.

(h) *Investments*

Investments in unlisted equity securities in which the company does not maintain significant influence are stated at cost less provision for impairment loss, if any. In the opinion of management, there is no impairment in the value of investments.

(i) *Translation of foreign currencies*

Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China at the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at rates quoted by the People's Bank of China ruling at the balance sheet date. The resulting exchange differences are recorded in the statements of income.

The Company's functional and reporting currency is Renminbi and its sole operating asset and source of cash flows is its investment in Yuchai and its subsidiaries. There are no subsidiaries that use different functional currency. For the United States dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts were translated into United States dollars at the rate of US$1.00 = Rmb 8.2767, the rate quoted by the People's Bank of China at the close of business on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2003 or at any other date.

(Rmb and US$ amounts expressed in thousands, except per share data)

3 Summary of significant accounting policies and practices (continued)

(j) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to forecasted taxable income in future years in which those temporary differences are expected to be recovered or settled. The Company believes that the forecasted taxable income in future years are appropriate. However, forecasted taxable income may significantly differ from actual taxable income in future years, which may result in material revisions to the valuation allowance for deferred tax assets. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the statement of income in the financial year that includes the enactment date.

(k) Net sales

The Company recognizes sales when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Net sales represent the invoiced value of goods, net of value added taxes ("VAT"), sales returns, trade discounts and allowances. Yuchai and its subsidiaries are subject to VAT which is levied on the majority of Yuchai and its subsidiaries' products at the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales. VAT paid by Yuchai and its subsidiaries on its purchases is recoverable out of VAT collected from its customers on its sales.

(l) Basic and diluted earnings per share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income attributable to common shares by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in issuance of common shares that then shared in earnings.

The EPS reconciliation of the Company is as follows:

	Years ended December 31,			
	2001 **Rmb**	***2002*** **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Net income attributable to common shares	250,387	412,433	438,182	52,942
Basic earnings per share				
- Weighted average common shares outstanding during the year	35,340,000	35,340,000	35,340,000	35,340,000
- Basic earnings per share of common shares	7.09	11.67	12.40	1.50

There were no dilutive securities outstanding during all periods presented.

(Rmb and US$ amounts expressed in thousands, except per share data)

3 Summary of significant accounting policies and practices (continued)

(l) *Basic and diluted earnings per share (continued)*

State Holding Company had the right to subscribe for approximately 31 million shares of Yuchai at a subscription price of Rmb 6.29 per share (see Note 1). Such subscription right had an original termination date of December 1998 and was extended to March 31, 2002. Such subscription right was not exercised by State Holding Company and has lapsed. Such subscription right was not included in the computation of diluted EPS in 2001 because the effect was anti-dilutive.

(m) *Advertising, research and development costs*

Advertising, research and development costs are expensed as incurred. Advertising cost included In "Selling, General and Adminstrative Expense", amounted to Rmb 17,846, Rmb 31,935 and Rmb 40,961 (US$4,949), respectively, for the years ended December 31, 2001, 2002 and 2003. Research and development cost amounted to Rmb 44,721, Rmb 75,532 and Rmb 94,594 (US$11,429), respectively, for the years ended December 31, 2001, 2002 and 2003.

(n) *Goodwill*

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets", issued by the Financial Accounting Standard Board ("FASB"), as of January 1, 2002. Pursuant to SFAS No. 142, goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead is tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its single reporting unit, which is Yuchai and determined the carrying value of the reporting unit by assigning the assets and liabilities, including the existing goodwill, to this reporting unit as of January 1, 2002. The Company determined the fair value of the reporting unit and compared it to the carrying amount of the reporting unit. The fair value of the reporting unit exceeded its carrying amount as of January 1, 2002. However, under the circumstance that the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform a second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. In this step, the Company would compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations". The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 20 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows.

(o) *Product warranty*

The Company provides for estimated future costs to be incurred under a warranty period or warranty mileage on various engine models, which the Company provides free repair and replacement. Warranties generally extend for a duration (12 months to 18 months) or mileage (80,000 kilometres to 180,000 kilometres), whichever is the lower. Provisions for warranty are primarily determined based on historical warranty cost per unit of engines sold adjusted for specific conditions that may arise and the number of engines under warranty at each financial year-end.

3 Summary of significant accounting policies and practices (continued)

(p) Segmental reporting

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company's principal operations comprise the manufacture and distribution of light-duty, medium-duty and heavy-duty diesel engines. The Company combines these operations into a single operating segment as they are expected to exhibit similar future economic characteristics. In view of the fact that the operations of Company and its subsidiaries are almost entirely within the PRC, no geographical segment information is presented.

(q) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, construction in progress and lease prepayments; fair value adjustment of receivable from a related party; valuation allowances for receivables and inventories; and allowance for sales discounts and warranty costs. Actual results could differ from those estimates.

(r) Impairment of long-lived assets

The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not materially affect the Company's consolidated financial statements.

SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets" provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

(s) Commitments and contingencies

Liabilities for loss contingencies, including arising from claims, assessments, litigation, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(Rmb and US$ amounts expressed in thousands, except per share data)

3 Summary of significant accounting policies and practices (continued)

(t) Stock option plan

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. ("FIN") 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25", issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", an amendment of SFAS No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 and SFAS No. 148, as amended. See also Note 24(h) for further discussion.

(u) Sales of bills receivable

The Company sold bills receivable to banks on an ongoing basis and with full recourse in the event of default by the customer. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. The sales of the bills receivable were accounted for under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Accordingly, bills receivable are extinguished, and the Company records a discount equal to the difference between the carrying value of the bills receivable and cash received. The Company has received proceeds for the sales of the bills receivables of Rmb 331,900, Rmb 703,416 and Rmb 1,730,627 (US$209,096), for the years ended December 31, 2001, 2002 and 2003, respectively. The Company has recorded discount of Rmb 6,331, Rmb 6,768 and Rmb 22,042 (US$2,663) in respect of discounted bills receivable for the years ended December 31, 2001, 2002 and 2003, respectively, which have been included in interest cost.

(v) Comprehensive income

The Group had no other comprehensive income for the years ended December 31, 2001, 2002 and 2003.

(w) Recently issued accounting standards

FIN 46

In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

While the Company is evaluating the impact of applying FIN 46R and has not yet completed this evaluation, the Company does not believe it has an interest in any variable interest entities that are within the scope of this statement. Therefore, the application of this interpretation is not expected to have a material effect on the Company's consolidated financial statements.

(Rmb and US$ amounts expressed in thousands, except per share data)

3 Summary of significant accounting policies and practices (continued)

(x) *Recently issued accounting standards (continued)*

SFAS No. 150
In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosures for financial instruments within its scope. The statement was generally effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this statement.

4 Depreciation, sales commissions, shipping and handling expenses

Depreciation of property, plant and equipment and amortization of lease prepayments are included in the following captions:

	December 31,			
	2001 Rmb	2002 Rmb	2003 Rmb	2003 US$
Cost of goods sold	91,612	93,237	88,737	10,721
Selling, general and administrative expense	22,068	25,635	36,782	4,444
	113,680	118,872	125,519	15,165

Sales commissions to sales agents incurred by the Company are included in the following caption:

	December 31,			
	2001 Rmb	2002 Rmb	2003 Rmb	2003 US$
Selling, general and administrative expense	12,583	17,721	16,724	2,021

Sales related shipping and handling expenses incurred by the Company and not separately billed to customers are included in the following caption:

	December 31,			
	2001 Rmb	2002 Rmb	2003 Rmb	2003 US$
Selling, general and administrative expense	30,383	49,696	64,991	7,852

Notes to Consolidated Financial Statements (continued)

(Rmb and US$ amounts expressed in thousands, except per share data)

5 Interest cost

The Company capitalizes interest cost as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2001, 2002 and 2003:

	December 31,			
	2001 **Rmb**	***2002*** **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Interest cost capitalized	2,214	4,598	12,146	1,468
Interest cost charged to statements of income	29,784	25,144	23,624	2,854
Total interest cost incurred	31,998	29,742	35,770	4,322

6 Other (income)/expense, net

Other (income)/expense, net consist of:

	December 31,			
	2001 **Rmb**	***2002*** **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Interest income	(9,558)	(4,664)	(3,587)	(433)
Foreign exchange loss, net	-	639	27	3
Other	5,700	(6,262)	4,441	536
	(3,858)	(10,287)	881	106

7 Income tax (credit)/expense

Bermuda tax

The Company was incorporated under the laws of Bermuda and, under current Bermuda laws, is not subject to tax on income or capital gains.

The Company has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profit, income or any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax at least until the year 2016.

(Rmb and US$ amounts expressed in thousands, except per share data)

7 Income tax (credit)/expense (continued)

PRC income tax

As Yuchai is a Sino-foreign enterprise, its PRC income tax rate is 15% under the relevant PRC income tax laws.

An extension of the reduction in the PRC income tax rate to 10% for the three years ended December 31, 2001 was granted to Yuchai pursuant to the relevant PRC income tax laws (the "tax holiday"). The 10% rate was based on the interpretations of the PRC income tax law that subjects entities such as Yuchai to a minimum tax rate of 10% following an extension of the initial tax holiday.

As a result of the above tax holiday, Yuchai was subject to PRC income taxes at a rate of 10% in 2001 and 15% in 2002 and 2003.

If Yuchai was not in a tax holiday period, income tax expense for the year ended December 31, 2001 would have increased by Rmb 42,489. Net income for the year ended December 31, 2001 would have reduced by Rmb 32,464 or Rmb 0.92 per share.

The PRC income tax rates of Yuchai's subsidiaries under the relevant PRC income tax laws are as follows:

December 31,	***PRC income tax rate***
2001	33%
2002	15% - 33%
2003	15% - 33%

Income tax (credit)/expense in the consolidated statements of income consists of:

	December 31,			
	2001 **Rmb**	***2002*** **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Current tax expense	30,820	114,463	106,671	12,889
Deferred tax (credit)/change	(94,404)	(31,221)	6,253	755
	(63,584)	83,242	112,924	13,644

(Rmb and US$ amounts expressed in thousands, except per share data)

7 Income tax (credit)/expense (continued)

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2003 for the following reasons:

	Years ended December 31,			
	2001 Rmb	2002 Rmb	2003 Rmb	2003 US$
Computed "expected" tax expense	40,378	93,818	104,536	12,630
Adjustments resulting from:				
- Non-deductible staff expenses	1,000	401	256	31
- Non-deductible business entertainment	773	442	-	-
- Non-deductible goodwill amortization	2,529	-	-	-
- Other non-deductible expenses	325	88	976	118
- Deductible expenses previously recognized as non-deductible items (see Note)	-	(13,358)	-	-
- Rate differential of subsidiaries tax assets	-	1,851	7,156	865
- Change in valuation allowance for deferred tax assets	(66,100)	-	-	-
- Tax holiday	(42,489)	-	-	-
Net tax expense	(63,584)	83,242	112,924	13,644

Note: Prior to 2002, certain expenses totalling Rmb 89,053 have been previously included by the relevant tax authorities as non-deductible expenses in the period in which they were recorded. During the year ended December 31, 2002, deductibility of such expenses was agreed by the tax authorities.

The significant components of deferred income tax (benefit)/expense attributable to income for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Years ended December 31,			
	2001 Rmb	2002 Rmb	2003 Rmb	2003 US$
Deferred tax (benefit) / expense	(28,304)	(31,221)	6,253	755
Decrease in beginning of the year balance of the valuation allowance for deferred tax assets	(66,100)	-	-	-
	(94,404)	(31,221)	6,253	755

(Rmb and US$ amounts expressed in thousands, except per share data)

7 Income tax (credit)/expense (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2002 and 2003 are presented below:

	December 31,		
	2002 Rmb	**2003 Rmb**	**2003 US$**
Accounts receivable	24,378	23,658	2,858
Fair value adjustment for amount due from a related party	1,019	-	-
Property, plant and equipment	78,051	72,594	8,772
Accrued liabilities	35,914	32,752	3,957
Inventories	10,458	12,616	1,524
Tax losses carried forward	-	1,947	235
Total deferred tax assets	149,820	143,567	17,346

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately Rmb 957,113 (US$115,639). Taxable income for the years ended December 31, 2001, 2002 and 2003 amounted to Rmb 235,096, Rmb 692,542 and Rmb 684,408 (US$82,691), respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2003.

At December 31, 2003, a subsidiary of the Company has net operating loss carryforwards for PRC income tax purposes of Rmb 14,687 (US$1,774), which are available to offset future PRC taxable income, if any, through 2008.

8 Trade accounts receivable, net

Trade accounts receivable, net comprise:

	December 31,		
	2002 Rmb	**2003 Rmb**	**2003 US$**
Trade accounts receivable	450,127	526,052	63,558
Less: Allowance for doubtful accounts	158,075	94,423	11,408
	292,052	431,629	52,150
Bills receivable	711,083	417,982	50,501
	1,003,135	849,611	102,651

(Rmb and US$ amounts expressed in thousands, except per share data)

8 Trade accounts receivable, net (continued)

An analysis of the allowance for doubtful accounts for 2001, 2002 and 2003 is as follows:

	December 31,			
	2001 Rmb	**2002 Rmb**	**2003 Rmb**	**2003 US$**
Balance at beginning of year	201,533	164,924	158,075	19,099
Less:				
Written back to statements of income	36,609	6,849	493	60
Doubtful debts written off	-	-	63,159	7,631
Balance at end of year	164,924	158,075	94,423	11,408

At December 31, 2002 and 2003, gross trade accounts receivable due from major customers, Dongfeng Automobile Company and its affiliates ("the Dongfeng companies"), were Rmb 140,781 and Rmb 242,376 (US$29,284), respectively. In establishing the allowance for doubtful accounts, the Company considered all known facts and conditions of its customer base, and the general macroeconomic conditions in the PRC. See Note 29 for further discussion of business concentration risk. During 2003, the directors considered that doubtful debts of Rmb 63,159 (US$7,631) would unlikely be recovered. Hence, the directors decided to write off these doubtful debts.

9 Amounts due from/to related companies

Amounts due from related companies comprise:

	December 31,		
	2002 Rmb	**2003 Rmb**	**2003 US$**
Due within one year	16,367	55,011	6,646
Due over one year	9,990	-	-
	26,357	55,011	6,646

Amounts due to related companies comprise:

	December 31,		
	2002 Rmb	**2003 Rmb**	**2003 US$**
Due within one year	25,409	25,617	3,095

Related companies include State Holding Company and its subsidiaries and associated companies. The amounts due from/to related companies are unsecured and interest free except for a loan from State Holding Company, totalling Rmb 8,000, that is carrying an annual interest rate of 5.04% (see Notes 22(e) and 24(d)). All the balances are repayable on demand except for the loan from State Holding Company that is repayable within 1 year. At December 31, 2002, an amount due from Guangxi Yuchai Machinery & Electrical Company ("GYMEC"), a wholly-owned subsidiary of State Holding Company was classified as long term receivable and was recorded at its net present value based on a discount rate of 5.94%, which represented a rate generally available at the inception of the credit for discounting similar instruments with banks in the PRC (see Note 24). The amount was subsequently settled. The Company re-negotiated the repayment terms of new balance due from GYMEC in 2003 and the amount due from GYMEC has been revised to repayable on demand. The amount has been reclassified as a current asset in the consolidated balance sheets at December 31, 2003. Accordingly, fair value adjustment amounted to Rmb 6,794 (US$821) has been reversed and included in "Selling, General and Administration Expense".

(Rmb and US$ amounts expressed in thousands, except per share data)

10 Inventories, net

Inventories comprise:

	December 31,		
	2002 Rmb	2003 Rmb	2003 US$
Raw materials	426,950	507,147	61,273
Work in progress	112,459	105,732	12,775
Finished goods	303,820	264,455	31,952
	843,229	877,334	106,000

11 Other receivables, net

Other receivables, net comprise:

	December 31,		
	2002 Rmb	2003 Rmb	2003 US$
VAT recoverable	8,927	-	-
Staff loans	6,877	6,428	777
Other	2,914	2,405	290
	18,718	8,833	1,067

12 Property, plant and equipment, net

Property, plant and equipment, net comprise:

	December 31,		
	2002 Rmb	2003 Rmb	2003 US$
Buildings	490,685	510,034	61,623
Machinery and equipment	1,195,889	1,246,970	150,660
	1,686,574	1,757,004	212,283
Less: Accumulated depreciation and impairment loss	913,606	1,021,363	123,402
Net property, plant and equipment	772,968	735,641	88,881

Management has conducted a review on the conditions of the property, plant and equipment. In 2003, management identified that certain property, plant and equipment were no longer used in production due to the introduction of new environmental regulations in 2003. In 2002, management identified that certain property, plant and equipment related to the 6105 production line and other factory auxiliary facilities were no longer used in production due to the introduction of replacement of property, plant and equipment. These changes required an impairment analysis to be performed in accordance with SFAS No. 144. The estimated undiscounted future cash flows generated from such property, plant and equipment were less than their carrying value. The carrying value of such assets were therefore reduced to estimated fair value. Impairment loss of Rmb 23,120 and Rmb 12,405 (US$1,499) has been included in "Selling, General and Administration Expense" in 2002 and 2003, respectively.

(Rmb and US$ amounts expressed in thousands, except per share data)

12 Property, plant and equipment, net (continued)

Management estimated fair value using internal appraisals and value of similar assets in the market.

All of Yuchai and its subsidiaries' buildings are located in the PRC.

As of December 31, 2002 and 2003, certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb 98,901 and Rmb 236,995 (US$28,634), respectively, were pledged as security under certain loan arrangements respectively (see Note 17). Certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb 14,914 (US$1,802) were pledged as security under corporate guarantee arrangements to State Holding Company as of December 31, 2003 (see Note 22(e)).

Loss on disposal of property, plant and equipment for the years ended December 31, 2001, 2002 and 2003 is included in "Selling, General and Administrative Expense" as follows:

	December 31,			
	2001 **Rmb**	***2002*** **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Loss on disposal of property, plant and equipment	249	7,276	3,359	406

The Company has several non-cancelable operating leases, primarily for offices and warehouses that expire over the next five years. These leases generally contain renewal options for periods ranging from one year to three years. Rental expense for operating leases is included in "Selling, General and Administrative Expense" as follows:

	December 31,			
	2001 **Rmb**	***2002*** **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Rental expense	6,965	4,241	5,159	623

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2003 are:

December 31,	***Operating lease payments***	
	Rmb	**US$**
2004	2,740	331
2005	826	100
2006	415	50
2007	176	21
	4,157	502

(Rmb and US$ amounts expressed in thousands, except per share data)

13 Construction in progress

Construction in progress comprises capital expenditures relating to the construction of facilities and assembly lines for the following projects:

	December 31,		
	2002 Rmb	2003 Rmb	2003 US$
Diesel engine projects	19,860	119,045	14,383
Factories auxiliary facilities	21,250	31,216	3,772
Office building	21,884	49,092	5,931
Second foundry	50,108	174,670	21,104
Others	8,765	23,621	2,854
	121,867	397,644	48,044

14 Lease prepayments, net

	December 31,		
	2002 Rmb	2003 Rmb	2003 US$
Lease prepayments	99,175	99,111	11,975
Less: Accumulated amortization	13,599	20,895	2,525
Net lease prepayments	85,576	78,216	9,450

The land on which the Company's buildings are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 15 to 50 years in respect of such land.

As of December 31, 2002 and 2003, land use rights of Yuchai with a carrying amount of Rmb 17,430 and Rmb 14,914 (US$1,802), respectively were pledged as security under certain short-term bank loan arrangements (see Note 17(a)).

15 Investments

Non-current investments represent an equity interest in Yuchai/ASIMCO Components Company Limited ("YACC"), which was established as a joint venture in the Cayman Islands on June 30, 1994. Yuchai's effective interest in the equity of YACC was 4.73%.

The fair value of the unlisted equity investments cannot be measured reliably because they are not traded in an open market and there were no transactions for the investments during the year. The unlisted equity investments are stated at cost as management considers no indication of impairment in view of the profitability of the YACC.

(Rmb and US$ amounts expressed in thousands, except per share data)

16 Goodwill

Amortization expense related to goodwill was Rmb 16,859 for the year ended December 31, 2001. With the adoption of SFAS No. 142 as of January 1, 2002, goodwill is assessed to determine if there was an indication of impairment. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in 2001 presented:

	December 31,
	2001 **Rmb**
Reported net income	250,387
Add back goodwill amortization	16,859
Adjusted net income	267,246
Basic and diluted earnings per share:	
- Reported basic and diluted earnings per share	7.09
- Goodwill amortization	0.48
- Adjusted basic and diluted earnings per share	7.57
Average number of shares outstanding:	
- Basic and diluted	35,340,000

There is no change in the carrying amount of goodwill for the years ended December 31, 2002 or 2003.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform to the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company also is required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. The Company was required to test goodwill for impairment as of January 1, 2002 and annually thereafter, in accordance with the provisions of SFAS No. 142. The results of these analyses did not require the Company to recognize an impairment loss.

17 Debt

(a) Short-term bank loans

Short-term bank loans were denominated in Renminbi as follows:

	December 31,		
	2002 **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Rmb denominated loans	135,000	240,000	28,997

The weighted average interest rate of short-term bank loans at December 31, 2002 and 2003 was 5.12% and 4.98% per annum, respectively.

As of December 31, 2002 and 2003, short-term bank loans of Rmb 10,000 and Rmb 10,000 (US$1,208), respectively, were secured by the pledge of land use rights (see Note 14). As of December 31, 2002 and 2003, short-term bank loans of Rmb 20,000 and Rmb 60,000 (US$7,249), respectively, and current portion of long-term bank loans of Rmb 60,000 and Rmb 50,000 (US$6,041), respectively, were secured by the pledge of certain of Yuchai's plant and equipment (see Note 12).

(Rmb and US$ amounts expressed in thousands, except per share data)

17 Debt (continued)

(b) Long-term bank loans

Yuchai's long-term bank loans comprise:

	Interest rate at December 31, 2003 (per annum)	*December 31,*		
		2002 **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Rmb denominated loans:				
- due in 2003	5.94%	130,000	-	-
- due in 2004	5.94%	50,000	50,000	6,041
Total long-term bank loans outstanding		180,000	50,000	6,041
Less: Amounts due within 1 year included under current liabilities		130,000	50,000	6,041
Amounts due after 1 year		50,000	-	-

As of December 31, 2002 and 2003, long-term bank loans totalling Rmb 130,000 and Rmb 50,000 (US$6,041) respectively, were secured by pledge of certain of Yuchai's plant and equipment (see Note 12).

18 Accrued expense and other liabilities

Accrued expense and other liabilities comprise:

	December 31,		
	2002 **Rmb**	***2003*** **Rmb**	***2003*** **US$**
VAT payable	-	7,086	856
Deposits from customers	56,033	41,342	4,995
Staff welfare fund (Note)	15,041	15,041	1,817
Allowance for product warranty (Note 19)	66,864	101,215	12,230
Wages payable	55,950	77,216	9,329
Management bonus payable (Note 24(g))	41,071	33,492	4,047
Payable for construction in progress	13,678	24,848	3,002
Accrued research and development expense	11,963	9,497	1,147
Accrued advertising expense	4,478	8,249	997
Accrued payable for lawsuit compensation (see Note 22(c)(d)(i))	4,595	15,268	1,844
Accrued legal fee and other professional Fee	1,024	3,829	463
Individual income tax payable	696	3,978	481
Other accrual and liabilities	34,852	55,338	6,686
	306,245	396,399	47,894

Note: Staff welfare fund is allocated at the discretion of Yuchai's Board of Directors. The fund can be applied in the payment of special bonuses or collective welfare benefits to staff and workers of Yuchai, such as staff dormitories, staff welfare facilities. Assets acquired using this fund should not be taken as assets of Yuchai. The fund is not distributable to the owners of Yuchai.

(Rmb and US$ amounts expressed in thousands, except per share data)

19 Allowance for product warranty

An analysis of the allowance for product warranty for 2001, 2002 and 2003 is as follows:

	December 31,			
	2001 Rmb	2002 Rmb	2003 Rmb	2003 US$
Balance at beginning of year	17,896	29,699	66,864	8,079
Allowance charged to income statement	58,582	127,058	162,369	19,618
Less: Allowance utilized	46,779	89,893	128,018	15,467
Balance at end of year	29,699	66,864	101,215	12,230

20 Statutory reserves

Yuchai and its subsidiaries follow PRC GAAP in the preparation of their accounting records and PRC GAAP statutory financial statements. PRC GAAP requires Yuchai and its subsidiaries to provide for certain statutory reserves which are designated for specific purposes. Such reserves are not distributable in the form of cash dividends (see Note 26).

Article 177 of the Company Law of the PRC requires companies to allocate 10% of their annual net income to their statutory general reserve and 5% to 10% to their statutory public welfare fund. Yuchai and its subsidiaries made total appropriations of 15% of its net income to the statutory reserves for the years ended December 31, 2001, 2002 and 2003. For the purpose of calculating the transfers to reserves, net income is determined based on the distributable profit reported in the PRC GAAP financial statements.

The Company's attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2003 is as follows:

	December 31,			
	2001 Rmb	2002 Rmb	2003 Rmb	2003 US$
Statutory general reserve (Note (a))				
Balance at January 1	81,355	81,953	116,702	14,100
Transfer from statement of income	598	34,749	39,409	4,761
Balance at December 31	81,953	116,702	156,111	18,861
Statutory public welfare fund (Note (b))				
Balance at January 1	10,725	11,025	28,398	3,431
Transfer from statement of income	300	17,373	19,705	2,381
Balance at December 31	11,025	28,398	48,103	5,812
General surplus reserve (Note (c))				
Balance at January 1 and December 31	25,706	25,706	25,706	3,106
Total	118,684	170,806	229,920	27,779

(Rmb and US$ amounts expressed in thousands, except per share data)

20 Statutory reserves (continued)

Notes:

(a) In accordance with the relevant regulations in the PRC, the 10% appropriations to the statutory general reserve are required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

(b) Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries' employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to shareholders.

(c) Yuchai and its subsidiaries shall transfer from the statutory public welfare fund to the general surplus reserve an amount equal to the cost of assets acquired during the year for the collective welfare of its employees. These assets belong to Yuchai and its subsidiaries, and depreciation expense and any profit or loss on disposal will be reflected in the statements of income. On disposal of these assets, the original transfers to this reserve should be reversed to the statutory public welfare fund. As of December 31, 2002 and 2003, the carrying amounts of assets acquired utilizing the statutory public welfare fund amounted to Rmb 23,347 and Rmb 22,534 (US$2,723), respectively.

21 Commitments

As of December 31, 2003, Yuchai had the following commitments:

	December 31,		
	2002 **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Authorized and contracted for:			
Improvement to existing production facilities	42,419	66,825	8,074
Construction of office building	35,067	17,048	2,060
	77,486	83,873	10,134

In 2003, the Company entered into an agreement, totalling Rmb 60,000, with a consultancy company in connection with the design of an information system of a PRC logistic services project to be undertaken by Coomber Investment Limited ("Coomber"), the Company's shareholder. In addition, Coomber has entered into an agreement to undertake all expenses incurred by the Company in respect of this project on or before 31 December 2004. In 2003, the Company incurred payments totalling Rmb 13,347 (US$1,613) in respect of the project, which has been capitalized in amounts due from related companies. See Note 24(d).

(Rmb and US$ amounts expressed in thousands, except per share data)

22 Contingencies

(a) *Product liability*

The General Principles of the Civil Law of China and the Industrial Product Quality Liability Regulations provide for the liability of manufacturers and sellers for loss and injury caused by defective products. Yuchai and its subsidiaries do not carry product liability insurance. However, the laws have seldom been applied. Yuchai and its subsidiaries have not had any significant product liability claims brought against them.

(b) *Environmental liability*

In accordance with the relevant environment protection laws in the PRC, diesel engines have to comply with least emission standards approximately equivalent to the EURO I standard commencing 2000. Management reviewed the potential effects following the adoption of SFAS No.143 "Accounting for Asset Retirement Obligations" and the policy above and considers that it will not have any material adverse impact to Yuchai and its subsidiaries.

(c) *Dispute with Yulin Road Bureau*

In 2002, the Company's sole operating subsidiary, Yuchai, was involved in legal proceedings instituted by the Yulin Road Bureau against Yuchai and Nanning Hengji Company, an unrelated third party. In these proceedings, the Yulin Road Bureau sought payment of Rmb 7,259 from Yuchai and Naning Hengji Company, which allegedly represents the construction cost of a road built by the Yulin Road Bureau near Yuchai's factory. At trial, a Yulin court ordered Yuchai and Naning Hengji Company to pay Rmb 4,595 to the Yulin Road Bureau. Yuchai appealed this decision to a Guangxi court and Yuchai won this appeal. The Yulin Road Bureau has subsequently applied for a further appeal, which if granted would result in a re-trial. The Company recorded a provision of Rmb 4,595 during 2002 which has been included in "Selling, General and Administration Expense" and "Accrued Expense and Other Liabilities".

As the outcome of the appeal is uncertain, the Company has retained the provision of Rmb 4,595 (US$555). The Company does not believe that the resolution of these proceedings will have a material adverse effect on its consolidated financial position, results on operations, or liquidity.

(d) *Dispute with Bank of China*

In 2003, the Yulin Branch of Bank of China ("BOC") initiated legal proceedings to recover Rmb 6,603 (US$798) from Yuchai based on an irrevocable letter of guarantee issued by Yuchai to the BOC in 1993 to secure a loan of US$550 to Great Wall Machinery Plant ("Great Wall"). At trial, a Yulin court ruled that if Great Wall could not repay the loan, Yuchai would be liable to the BOC. Yuchai subsequently appealed, but lost the appeal. In January 2004, State Holding Company issued a letter of commitment confirming that it would reimburse Yuchai in the event that Yuchai was required to pay on this guarantee. Based on the advice of the Company's legal counsel, the Company has recorded a loss contingency equal to the amount of the claim, which has been offset by amounts to be reimbursed by State Holding Company. The amount due to BOC and the amount due from State Holding Company have been recorded in "Accrued expenses and other liabilities" and "Amounts due from related companies", respectively.

(e) *Pledged assets*

In 2003, GYSPM has entered into an agreement with State Holding Company for a borrowing of Rmb 8,000 (US$967) for its operating activities as of December 31, 2003. The borrowing was included in the amounts due from related companies (See Note 24(d)).

As of December 31, 2003, GYSPM (Note 1) pledged certain of its assets with a net book value of Rmb 14,914 (US$1,802) (See Note 12) against bank loan of Rmb 8,000 (US$967) borrowed by State Holding Company. The terms set out in the loan agreement entered into between State Holding Company and the bank and the loan agreement entered into between GYSPM and State Holding Company are identical. The loan proceeds from the bank borrowed by State Holding Company were solely lent to GYSPM. State Holding Company will make repayments to the bank upon receipt of loan repayment from GYSPM.

(Rmb and US$ amounts expressed in thousands, except per share data)

22 Contingencies (continued)

(f) Dispute with State Holding Company

During 2003, the Company had difficulties in obtaining the cooperation of the State Holding Company and Mr Wang Jianming in the daily management and operation of Yuchai, including obtaining payments of the Company's share of the final 2001 dividend declared in August 2002. Mr Wang Jianming is the chairman, legal representative and chief executive officer of Yuchai, as well as the chairman and legal representative of State Holding Company, Yuchai's principal Chinese shareholder.

The Company initiated civil and arbitration proceedings against Yuchai, State Holding Company, Mr Wang Jianming as Yuchai's chairman, legal representative, and chief executive officer, and related parties on May 19, 2003.

On June 16, 2003, the Company received from Yuchai copies of recent letters from various Chinese government agencies stating that the transfer of ownership of shares with respect to Yuchai in November 1994, in connection with the Company's initial public offering ("IPO"), was not validly approved by the Chinese authorities, and that as a result thereof its exercise of control over Yuchai has been improper.

The Company has attempted to obtain the assistance of the relevant government authorities in China for a comprehensive resolution of the matters in dispute, including the various legal and arbitrational proceedings initiated against Yuchai, as well as against State Holding Company and Mr Wang Jianming.

Based in part on updated legal advice obtained in the PRC and Bermuda in 2003, it is the opinion of the Company's management that: (a) the Company has proper legal title to its interest in Yuchai, and (b) the issues discussed above would be resolved without any material adverse effect on the results of operations or financial position of the Company and its subsidiaries.

As a result of a number of meetings between the parties in dispute and subsequent communications, the parties have taken/or agreed to take the following actions:

- Yuchai had paid to the Company its share of the dividends declared by Yuchai in August 2002, amounting to Rmb 245,760 (US$29,693).
- Yuchai had reinstated two senior managers of the Company who report to the Board of Directors and who have been seconded to Yuchai, and afforded them access to Yuchai's operating and financial information.
- The Company and Yuchai had withdrawn their respective legal and arbitrational claims against each other and the related parties.
- The Company had changed its nominees on Yuchai's Board of Directors to the following: Gao Jia Lin, Paul Wolansky, Wrixon Gasteen, Wong Hong Ren, Qin Xiaocong, Yuan Xucheng and Hermann Leung.
- The Company had declared and paid a dividend to its shareholders representing 90% of the August 2002 dividends received from Yuchai.
- Yuchai had agreed that to the extent consistent with Chinese Law and international practice it will implement corporate management procedures to improve the management and corporate governance of Yuchai.
- The Company and Yuchai had agreed that they would work together in trying to jointly promote mutual plans to enhance the Company's shareholder value, possibly including, to the extent permitted by applicable laws and regulations, by way of (1) creating a new Yuchai holding company and spinning it off (along with all of the Yuchai shares it owns) to the Company's shareholders in proportion to their economic interests and the listing of the new Yuchai holding company (without any golden or special share) on an international capital market; and (2) restructuring and/or recapitalizing the assets and capital of the Company so as to allow the Company to maintain its New York Stock Exchange listing. If the foregoing cannot be achieved, the parties have agreed to consider alternatives. The Company has delegated authority to its Special Committee to investigate and consider the foregoing. However, the Company recognizes that there are substantial impediments to achieving any such plans, and the Company intends to continue to work with the relevant Chinese authorities in considering the practicability of the plan mentioned in clause (1) above.
- A new employment contract with Mr Wang Jianming, as the Chief Executive Officer and Director of Yuchai, was renewed in September 2003.

(Rmb and US$ amounts expressed in thousands, except per share data)

22 Contingencies (continued)

(g) ***Outstanding bills discounted***
As of December 31, 2002 and 2003, outstanding bills discounted with banks for which the Company has retained a recourse obligation totalled Rmb 193,144 and Rmb 729,580 (US$88,149), respectively.

(h) ***Outstanding letter of credits***
As of December 31, 2002 and 2003, the irrevocable letter of credits outstanding in the Company's books amounted to Rmb 81,409 and Rmb171,963 (US$20,777), respectively.

(i) ***Other outstanding litigations***
The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

23 Retirement and other postretirement benefits

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in a defined contribution retirement plan organized by the Guangxi Regional Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the years ended December 31, 2001, 2002 and 2003, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 20.0% of the basic salary of their staff. The Guangxi Regional Government is responsible for the entire obligations of all Yuchai and its subsidiaries' retirees. Expenses incurred in connection with the plan were Rmb 31,906, Rmb 22,012 and Rmb 24,101 (US$2,912), respectively, for the years ended December 31, 2001, 2002 and 2003. Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other postretirement benefits beyond the annual contributions described above.

24 Related party transactions

The Company has undertaken significant business transactions with related companies during the three years ended December 31, 2003. The following is a summary of these transactions:

	Years ended December 31,			
	2001 **Rmb**	***2002*** **Rmb**	***2003*** **Rmb**	***2003*** **US$**
Sales of trucks from customers to GYMEC (Note (a))	18,062	-	1,346	163
Purchases of trucks from GYMEC to suppliers (Note (a))	32,289	2,657	7,066	854
Sales of diesel engines to State Holding Company, its subsidiaries and associated companies (Note(d))	1,311	2,601	23,611	2,853
Purchase of raw materials and supplies from subsidiaries and associated companies of State Holding Company (Note(d))	25,066	65,353	93,056	11,243
Delivery expenses charged by a subsidiary of State Holding Company (Note (d))	-	44,747	62,206	7,516
General and administrative expenses				
- charged by State Holding Company (Note (b))	25,029	24,186	30,607	3,698
- charged by HLA (Note (b))	4,139	4,200	4,427	535
Loan from State Holding Company (Note (d))	-	-	8,000	967
Interest charged by State Holding Company (Note (d))	-	-	34	4

(Rmb and US$ amounts expressed in thousands, except per share data)

24 Related party transactions (continued)

Notes:

(a) *Sales and purchases of diesel trucks*

During 2000 and 2001, Yuchai received diesel trucks from certain customers as part of the settlement of their trade accounts receivable. Pursuant to an agreement between Yuchai and GYMEC, Yuchai sold such diesel trucks at cost to GYMEC, which owns a business license for selling diesel trucks in the PRC. Yuchai recorded a receivable from GYMEC in connection with the truck sales.

GYMEC either sold the diesel trucks to external parties, in which case GYMEC earned the difference between the selling price and the cost of the diesel truck, or offset the amounts due from GYMEC against Yuchai's trade accounts payable.

Amount due from GYMEC as at December 31, 2002 was classified as long term receivable and it was recorded at its net present value based on a discount rate of 5.94% generally available for discounting similar instruments with banks in the PRC. The amount was subsequently settled. The Company re-negotiated the repayment term of new balance due from GYMEC in 2003 and the amount due from GYMEC is repayable on demand (See Note 9).

(b) *General and administrative expense*

State Holding Company charges Yuchai for certain general and administrative expenses. The expenses are charged to Yuchai and its subsidiaries by State Holding Company on an actually incurred basis. The Company believes that the expenses charged to Yuchai by State Holding Company would not have been materially different on a stand-alone basis because Yuchai could provide these services for itself at approximately the same cost. HLA provides certain management, financial planning and control and other services to Yuchai. Such charge represent HLA's estimated direct costs of providing these services.

(c) *Assignment of debt to GYMEC*

In 2003, the Company entered into a deed of assignment ("the Deed") whereby one of the Company's customers assigned all the rights and liabilities of the outstanding amount due to the Company totalling approximately Rmb 15,000 (US$1,812) to GYMEC. Pursuant to the Deed, GYMEC becomes one of the sales agents of this customer who is principally engaged in manufacturing and sales of motor vehicles. As of December 31, 2003, the outstanding balances due from GYMEC related to this debt assignment was Rmb 3,700 (US$447). The amount due from GYMEC is interest free and repayable on demand.

(d) *Amounts due from/to related companies*

Amounts due from/to related companies comprise mainly (i) prepaid general and administrative expenses to State Holding Company (ii) loan from State Holding Company (iii) receivables for trading of diesel trucks with GYMEC (iv) normal sales and purchases to and from the subsidiaries and associated companies of State Holding Company (v) delivery expense charge by a subsidiary of State Holding Company (vi) the awarded damages of the lawsuit undertaken by State Holding Company (Note 22(d))(vii) assignment of debt to GYMEC and (viii) expense paid on behalf of Coomber (see Note 21).

The loan from State Holding Company is short-term, interest bearing with annual interest rate of 5.04% and expected to repay by the end of 2004 (see Note 22(e)).

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

(e) *Guarantee*

In 2001, certain of Yuchai's bank loans were secured by a corporate guarantee issued by State Holding Company. The guarantee was released in 2002.

(Rmb and US$ amounts expressed in thousands, except per share data)

24 Related party transactions (continued)

Notes: (continued)

(f) *Amount due to the holding company*
The balance is unsecured, interest free and repayable within one year.

(g) *Management incentive plans*
Yuchai has a management bonus plan under which annual incentive bonuses in an aggregate amount equal to 2.5% of after-tax profit are mandatorily required to be paid to Mr Wang Jianming, the Chairman and Chief Executive Officer of Yuchai, if Yuchai achieves 80% of the after-tax profit approved in the annual budget by Yuchai's Board of Directors. Bonus expense recognized in accordance with such plan in the years ended December 31, 2001, 2002 and 2003 amounted to Rmb 8,500, Rmb 13,506 and Rmb 17,721 (US$2,141), respectively.

Mr Wang Jianming is also the legal person representative of State Holding Company and is in charge of and responsible for the operations of State Holding Company. Mr Wang Jianming does not have any ownership interest in and does not receive any compensation from State Holding Company.

(h) *Stock option plan*

The Company had granted stock options to purchase an aggregate of 1,850,522 shares of common stock at an exercise price of US$7.80 per share to certain executive officers of the Company and Yuchai in 1994. Such stock options expired in December 1999 without any having been exercised.

The Company adopted a stock option plan (the "Plan") in December 1994 to award stock options to key employees and outside directors. The Plan is administered by a committee (the "Committee") appointed by the Board of Directors consisting of at least two directors. The Committee is to administer and interpret the Plan and has the sole authority to determine who will be eligible and. who will be granted stock options and the timing, terms and number of share options to be granted. Members of the Committee are not eligible to receive stock options under the Plan. The Plan provides for the granting of incentive stock options (within the meaning of section 422(a) of the United Sates Internal Revenue Code of 1986, as amended) to employees and outside directors who are citizens or residents of the United States. The exercise price of each stock option will be determined by the Committee, but may not be less than the fair value, as determined by the Committee, of the Company's common stock on the date the option is granted. The total number of shares of the Company's common stock that may be purchased pursuant to stock options granted under the Plan shall not exceed in the aggregate 750,000 shares of the common stock. The Plan will expire in 2004 unless terminated earlier by the Board of Directors. The Company will reimburse the Plan for the administrative expenses incurred. For the year ended December 31, 2003, no options had been granted under the Plan.

25 Foreign currency exchange

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People's Bank of China which are determined largely by supply and demand.

Foreign currency payments, including the remittance of earnings outside of the PRC, are subject to the availability of foreign currency which is dependent on the foreign currency denominated earnings of Yuchai or must be arranged with government approval.

26 Distribution of profits

The Company's only sources of cash flow are its share of the dividends, if any, paid by Yuchai to the Company and retained net proceeds (and investment interest thereon) from its initial public offering. With respect to dividends by Yuchai, applicable PRC laws and regulations require that, before it can distribute profit to investors it must satisfy all tax liabilities, recover losses in previous years and make contributions to certain statutory reserves as discussed in note 20. If available foreign currency to Yuchai is insufficient to pay declared dividends, such dividends may be paid partly in Renminbi and partly in foreign currency. In the event that dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with relevant PRC laws, regulations and policies and to the extent permitted by PRC market conditions. Dividends of Yuchai are determined based on distributable profit reported in its PRC GAAP financial statements, after appropriation to statutory reserves. Such distributable profits differ from the amounts reported under U.S. GAAP (See Note 20).

Under the Companies Act of 1981 of Bermuda (as amended), the Company's contributed surplus is available for distribution to shareholders.

27 Derivative instrument and hedging activities

The Company and its subsidiaries do not enter into derivative instruments for any purpose. The Company and its subsidiaries do not hedge risk exposures or speculate using derivative instruments.

28 Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, trade accounts receivable, bills receivable, short term amounts due from related companies, prepaid expenses, other receivables, short-term bank loans, current installments of long-term bank loans, trade accounts payable, amount due to the holding company, amounts due to related companies, accrued expense and other liabilities approximates their fair value because of the short maturity of these instruments. It was not practicable for Yuchai to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the equity investment to Yuchai. Yuchai does not believe the carrying value of the equity investment will be significantly different from its fair value.

Cash and cash equivalents of Yuchai and its subsidiaries denominated in foreign currencies have been translated at the balance sheet date into Renminbi at rates quoted by the People's Bank of China. Yuchai did not have and does not believe it will have any difficulty in exchanging its foreign currency cash for Renminbi.

Amount due from GYMEC as of December 31, 2002 was recorded in its net present value based on a discount rate of 5.94%, the rate generally available for discounting similar instruments with banks in the PRC.

The carrying amount of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

(Rmb and US$ amounts expressed in thousands, except per share data)

29 Business credit concentration

Substantially all of the Company's customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

	Years ended December 31,			
	2001	**2002**	**2003**	**2003**
	Rmb	**Rmb**	**Rmb**	**US$**
Wubei Dongfeng Automobile	272,469	359,598	613,448	74,117
Liuzhou Dongfeng Automobile (Note (a))	420,171	513,789	391,086	47,251
Dongfeng Special Automobile (Note (b))	200,937	327,475	202,341	24,447

Notes:

(a) Sales to Liuzhou Dongfeng Automobile for the year ended December 31, 2003 was approximately 8.6% of total sales.

(b) Sales to Dongfeng Special Automobile for the years ended December 31, 2002 and 2003 were approximately 9.3% and 4.4% of total sales, respectively.

All the above customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2002 and 2003, approximately 31% and 46% of gross trade accounts receivable, respectively, were due from these customers. The Company considers its relationships with these major customers to be good; however, the loss of one or more of the Company's major customers would have a material adverse effect on the Company's results of operations.

During periods of economic expansion, the demand of trucks, construction machinery and other application of diesel engines generally increase. Conversely, during economic slowdowns the diesel engine industry is generally adversely affected by a decline in demand. As a result, the performance of Chinese economy will affect the Company's business and prospects by a significant degree.

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NOTICE OF ANNUAL GENERAL MEETING

CHINA YUCHAI INTERNATIONAL LIMITED (the "Company")

To the Shareholders

Notice is hereby given that the Annual General Meeting of the Company will be held on Friday, May 28, 2004 at 11:30 am at the JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

1. To receive and consider the audited financial statements and independent auditors' report for the year ended December 31, 2003.

2. To consider the re-election of the following Directors to hold office until the next annual general meeting of the Company:

   (i) Mr Wrixon Frank Gasteen
   (ii) Mr Gao Jia Lin
   (iii) Mr Kwek Leng Peck
   (iv) Mr Wong Hong Ren
   (v) Mr Gan Khai Choon
   (vi) Mr Philip Ting Sii Tien

3. To authorise the Board of Directors to appoint Directors up to the maximum of 11 or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

4. To re-appoint KPMG as independent auditors of the Company for the year ending December 31, 2004 and authorise the Directors to fix their remuneration.

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

By Order of the Board

Wrixon Frank Gasteen
President
April 15, 2004

Notes:

1. The holder of the Special Share of the Company has the exclusive right to vote for the appointment and election of six Directors. Furthermore, no resolution of Shareholders may be passed without the affirmative vote of the Special Share.

2. Only shareholders of record at the close of business on April 26, 2004 shall be entitled to notice of and to vote at the Annual General Meeting.

Reference Information

US Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park
NJ 07660
United States of America

Investor Relations
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Common Stock
China Yuchai International Limited
Stock is listed on the New York Stock Exchange (NYSE: CYD)

Auditors
KPMG
Prince's Building
8th Floor
10 Chater Road, Central
Hong Kong

Produced by Hong Leong Group Singapore
Group Corporate Affairs Department
www.hongleong.com.sg

Designed by
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China Yuchai International Limited

Executive Office:
China Yuchai International Limited
[illegible] Raffles Quay, #26-00 Hong Leong Building,
Singapore 048581

Manufacturing Location:
Guangxi Yuchai Machinery Company Limited
[illegible] Tianqiao Road, Yulin, Guangxi,
People's Republic of China 537005